UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70571

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harley Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

274 Riverside Ave, PH
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Egan	212-944-1971	megan@harleycapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company, PA
(Name – if individual, state last, first, and middle name)

100 East Sybelia Avenue Ste. 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Egan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Harley Capital_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_Michael R. Egan_____

Title:

Chief Compliance Officer_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HARLEY CAPITAL LLC

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2025

SEC ID 89 - XXXXX

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

HARLEY CAPITAL LLC

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harley Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harley Capital LLC as of December 31, 2025, the related statements of operations, changes in member equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harley Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harley Capital LLC management. Our responsibility is to express an opinion on Harley Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harley Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II, Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 and Schedule III, Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of Harley Capital LLC's financial statements. The supplemental information is the responsibility of Harley Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934, Schedule II, Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934 and Schedule III, Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Harley Capital LLC's auditor since 2022.

Maitland, Florida

March 19, 2026

March 25, 2026, except for Note 8

HARLEY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Cash	$	268,665
Receivable from clearing broker		121,024
Deposit at clearing broker		50,000
Prepaid expenses		21,320
Property and equipment, net		3,874
Right-of-use asset, net		13,494
Security deposits		24,691
TOTAL ASSETS	$	503,068
LIABILITIES AND MEMBER EQUITY		
Accounts payable and accrued expenses	$	10,848
Operating lease liability		14,488
TOTAL LIABILITIES		25,336
Member Equity		477,732
TOTAL LIABILITIES AND MEMBER EQUITY	$	503,068

See accompanying notes to financial statements.

HARLEY CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Commissions	$	1,614,999
Private placements - Success fees		1,014,387
Riskless principal		91,270
Handling and service fees		112,339
Interest participation		7,386
Other income		1,892
TOTAL REVENUES		2,842,273

OPERATING EXPENSES

Employee compensation and related expenses	700,711
Commissions	-
Trading clearance, transaction and related fees	105,518
Office and occupancy expenses	93,913
Professional fees	149,090
Dues and subscriptions	2,193
Regulatory fees and licenses	29,148
Research	9,478
Information technology and communications	31,396
Automobile expenses	22,479
Recruiting and training expenses	218
Travel, meals and entertainment	71,724
Other operating expenses	16,129
Depreciation	3,047
TOTAL OPERATING EXPENSES	1,235,044

NET INCOME	$	1,607,229

HARLEY CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Balance at December 31, 2024	$	321,268
Distributions to member		(1,450,765)
Net Income		1,607,229
Balance at December 31, 2025	$	477,732

HARLEY CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,607,229
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation		3,047
Changes in operating assets and liabilities:		
(Increase) Decrease in receivable from clearing broker		29,396
(Increase) Decrease in prepaid expenses		6,430
(Increase) Decrease in security deposits		(11,314)
(Decrease) Increase in accounts payable and accrued expenses		4,843
(Decrease) Increase in accrued commissions		(44,000)
(Decrease) Increase in operating lease liability		(6,395)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,589,236
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment (net)		(1,275)
NET CASH USED BY INVESTING ACTIVITIES		(1,275)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		-
Distributions to member		(1,450,765)
NET CASH USED IN FINANCING ACTIVITIES		(1,450,765)
NET INCREASE IN CASH		137,196
CASH AT JANUARY 1, 2025 - BEGINNING		131,469
CASH AT DECEMBER 31, 2025 - ENDING	$	268,665
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$	66

NOTE 1. <u>**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**</u>

A. NATURE OF OPERATIONS:

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its office in Westport, Connecticut.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency and principal transactions and investment banking.

The purpose of the Company is to carry on business in broker retailing agency transactions, private placements and investment banking services. The security transactions entered into on behalf of the Company's customers are cleared by the Company's clearing broker.

B. BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

D. RISKS AND UNCERTAINTIES:

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from clearing brokers. The Company maintains cash in banks offering protection for cash by the Federal Depository Insurance Company ("FDIC") up to $250,000.

NOTE 1.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

E. CASH AND CASH EQUIVALENTS:
The Company defines cash equivalents as short-term, liquid investments with an original maturity at purchase of three months or less. At December 31, 2025 the Company had no cash equivalents.

F. ALLOWANCE FOR DOUBTFUL ACCOUNTS:
The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Based on managements review there is no required provision for doubtful accounts for the year ended December 31, 2025.

G. RECEIVABLE FROM CLEARING BROKER:
The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis except for a few transactions that are direct private placements and REIT's. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

H. PROPERTY AND EQUIPMENT:
Property and equipment are stated at cost, less accumulated depreciation. Major repairs and betterments are capitalized, and routine repairs and maintenance are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets that range from 5 to 7 years.

I. ADVERTISING:
The Company expenses advertising costs as they are incurred. There were no Advertising expenses incurred during the year ended December 31, 2025.

J. REVENUE RECOGNITION:
Commissions and Riskless Principal: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Riskless Principal for which the Company earns a mark-up or markdown are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred. Transactions are processed through the Company's clearing broker.

NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Private Placement - Success Fees: The Company provides private placement services and earns fees for facilitating capital-raising transactions. Revenue from private placement fees is reccognized when the performance obligation is satisfied, which generally occurs upon the sucessful closing of a transaction, as defined in the engagement agreement.
Revenue recognition follows ASC 606, Revenue from Contracts with Customers, which requires the Company to assess performance obligations, transaction price, and timing of revenue recognition. If the arrangement includes variable consideration, such as contingent success fees, revenue is recognized only to the extent that it is probable a significant reversal will not occur.
The Company evaluates contracts for the existence of multiple performance obligations and allocates consideration accordingly. Costs incurred in connection with private placement activities are expensed as incurred, unless recoverable under specific contractual arrangements.

Handling/Service Fees: The Company earns a portion of the handling and service fees received by its clearing broker for its processing of the Company's security transactions executed on behalf of its clients. The fees paid to the Company are based upon the negotiated agreement between the Company and its clearing broker. The fees are recognized at the time the transaction is executed and cleared through the Company's clearing broker, as that is when the Company believes when all performance obligations are satisfiled.

Interest Participation: The Company receives interest on cash held in customer accounts with the clearing broker, which is recognized monthly, which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

K. INCOME TAXES:
The Company is a Single Member Limited Liability Company (SMLLC) and therefore is a disregarded entity for federal and state income taxes. All tax effects of the Company's income or loss are passed through to the individual member's personal tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

L. INCOME TAXES UNCERTAINTIES:
Pursuant to the accounting guidance concerning provisions for uncertain income tax position contained in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification Topic 740-10 ("ASC" 740), management has detrmined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

NOTE 2.   **ECONOMIC CONDITIONS**

CONCENTRATIONS OF CREDIT RISK:
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and Cash Equivalents
The Company maintains its cash in a high credit, quality financial institution. The deposits are covered by federal depository insurance. The Federal Depository Insurance Corporation ("FDIC") provides standard maximum deposit insurance coverage of $250,000 on the total of all account balances held at one financial institution by one entity. Balances may exceed federal depository insurance limits at various times during the year. Management believes the risk of loss is negligible. At December 31, 2025, the Company's cash balances exceeded the insured limits by $18,665.

Accounts Receivable
The Company's receivables consist of receivables from its clearing broker.

NOTE 3.   **PROPERTY AND EQUIPMENT**

Property and equipment at December 31, 2025 consists of the following:

Office equipment	$	22,000
Computer equipment		76,624
Furniture and equipment		10,642
Total property and equipment		109,266
Less: Accumulated depreciation		(105,391)
PROPERTY AND EQUIPMENT (net)	$	3,875

Depreciation expense charged to operations for the year ended December 31, 2025 amounted to $3,046.

NOTE 4. **RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY**

The Company entered into a lease for commercial office space for Suite 301 located at 55 Post Road West, Westport, CT, comprising 1,911 rentable square feet. The lease was signed in September 2020 with a lease term of 51 months based upon a commencement date of December 1, 2020 and rent commencement date on March 1, 2021 and an expiration date of February 28, 2025. The tenant will receive a free rent period from the lease commencement date to the rent commencement date after which rent will be due on the first (1st) day of each calendar month. The lease includes additonal rent required for the Company's share of increases in operating expenses and real estate taxes over the base operating expenses and base taxes for the base fiscal tax year of July 1, 2020 through June 30, 2021. The Company's share shall be calculated as the fraction of rentable square feet of 1,911 (numerator) over the aggregate number of rentable square feet in the Building of 38,500 (denominator). Upon commencement of the lease the Company deposited a security deposit of $13,377 with the Landlord. In accordance with the fixed rent schedule per Exhibit "E" of the lease the intial monthly fixed rent will be $6,688 per month and will increase to $7,166 per month with the start of lease year 1 (begining March 1, 2021). Subsequent to the start of the lease the Company and the owner of the building agreed on the First Amendment to the Lease, which changed the rent commencement date from March 1, 2021 to April 1, 2021 and extended the term of the lease by an additional twelve (12) months which changed the lease expiration date from February 28, 2025 to February 28, 2026. Additionally the monthly fixed rent was amended to start at $6,688 per month for the initial term and first full year of the lease with subsequent increases to $6,848, $7,007, $7,166 and $7,326 effective April 1st of each subsequent year.

In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based upon the present value of the future lease payments using a discount rate of 1.21%, the Company's weighted average estimated incremental borrowing rate. The Company elected the pratical expedient to account for the non-lease components for all asset classes.

Future minimum lease payments as of December 31, 2025 are as follows:

2026	$ 14,489
Total minimum lease payments	14,489
Imputed interest	(1)
Present value of net minimum lease payments	14,488
Current portion	(14,488)
Long-term portion	$ -

Cash paid for amounts included in the measurement of the operating lease liability were $87,428 for the year ended December 31, 2025.

NOTE 5.   REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $427,847, which was $377,847 in excess of required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.77 to 1 at December 31, 2025.

The Company does not carry the accounts of its customers or perform custodial functions related to customer securities and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

NOTE 6.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
AND CONCENTRATIONS OF CREDIT RISK

The Company is also exposed to off-balance risk of loss on transactions during the period from the trade date to the settlement date, which is one business day. If the customer fails to satisfy its contractual obligatins to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

NOTE 7.   INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantess certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8.   BROKER DEALER - SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment banking. The Company has identified it's Managing Member, Craig Bonn, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (See Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9.   **CREDIT LOSSES**

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiriung a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had receivables from the clearing broker as of December 31, 2025 of $121,024.

NOTE 10.   **COMMITMENTS AND CONTINGENCIES**

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Leases (Future Lease Commitment)
As of December 31, 2025, the Company had no operating or finance lease right-of-use assets or lease liabilities recorded related to the lease described below, as the lease had not yet commenced.

On December 19, 2025, the Company entered into a noncancelable operating lease agreement for new office space. The lease commences on February 1, 2026, which is the date the underlying asset is available for use. The Company prepaid the first months rent in December 2025 and this will be applied to February 2026 rent. The leases includes a rent commencement date of June 1, 2026, with free rent for three months (March through May 2026).

The lease provides for the following fixed minimum monthly rental payments:

    June 1, 2026 through April 30, 2027: $5,026
    May 1, 2027 through April 30, 2028: $5,177
    May 1, 2028 through April 30, 2029: $5,332
    May 1, 2029 through April 30, 2030: $5,492
    May 1, 2030 through April 30, 2031: $5,656

Because the lease commences after December 31, 2025, the related right-of-use asset and lease liability will be recognized upon commencement in 2026 in accordance with ASC 842. Future lease payments under this agreement are not included in the lease liabilities presented in the accompanying balance sheet as of December 31, 2025.
Upon commencement, the Company will recognize lease expense on a straight-line basis over the lease term, inclusive of the free-rent period, in accordance with ASC 842.

The Company has been referred to FINRA's Department of Enforcement for potential securities violations of federal securities laws. The Company, at this point, cannot assess any potential outcome or associated liabilities, if any.

NOTE 11. <u>SUBSEQUENT EVENTS</u>

The Company's management has evaluated events and transactions that occurred subsequent to December 31, 2025 through March XX, 2026, the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

SUPPLEMENTARY INFORMATION

HARLEY CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

MEMBER EQUITY:

Member equity qualified for net capital	$	477,732
		477,732
Nonallowable assets and miscellaneous capital charges:		
Property and equipment, net		3,874
Prepaid expenses		21,320
Other assets - Security deposits		24,691
		49,885
Net capital before capital charges on firm securities		427,847
Less: haircuts on firm securities positions		-
Net Capital	$	427,847
Amounts included in total liabilities which represent aggregate indebtedness:		
Excess of operating lease over ROU	$	994
Accounts payable and accrued liabilities		10,848
	$	11,842
Minimum net capital required (the greater of $50,000 or 6-2/3% of aggregate indebtedness	$	50,000
Net capital excess of minimum requirements	$	377,847
Ratio of aggregate indebtedness to net capital		2.77 to 1.0

Note: There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as filed as of December 31, 2025.

HARLEY CAPITAL LLC
SCHEDULE II
EXEMPTION PROVISION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company does not claim an exemption under paragraph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

HARLEY CAPITAL LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2025

The Company is exempt from the possession and control requirements and related computations for for the determination therof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.

With respect to the Information Relating to the Possession or Control Requirements under Rule 15c3-3, the Company does not claim an exemption under paragrph (k) of SEA Rule 15c3-3 pertaining to certain other business activities that the Company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Harley Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harley Capital LLC identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Harley Capital LLC claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) Harley Capital LLC stated that Harley Capital LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harley Capital LLC's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harley Capital LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harley Capital LLC's compliance with the exemption provisions and provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

March 19, 2026

274 Riverside Ave.
Penthouse
Westport, CT 06880
212-944-1971
www.harleycapital.com



HARLEY
CAPITAL LLC

Harley Capital's
Exemption Report

Harley Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: private placements; and the company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Harley Capital

I, Michael Egan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Michael R Egan_

Chief Compliance Officer
March 19, 2026